[redacted]

14048012

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

XAB
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Locust Street
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren 860-580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd, Suite 1000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Partners, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

DENISE M. NOWAKOWSKI
NOTARY PUBLIC
CONNECTICUT

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2013

Contents

1402-1204782

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
ING Financial Partners, Inc.

We have audited the accompanying statement of financial condition of ING Financial Partners, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Financial Partners, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

February 27, 2014

Ernst & Young LLP

A member firm of Ernst & Young Global Limited

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	65,400,487
Securities owned, at market value		468,509
Commissions and concessions receivable		13,024,389
Accounts receivable, net of allowance of $448,645		5,094,656
Prepaid expenses		3,015,226
Receivable from affiliates		4,471,210
Notes receivable		3,305,252
Intangibles, net of accumulated amortization of $1,653,945		3,307,889
Deferred tax asset		12,829,002
Deferred compensation plan investment		28,423,716
Other assets		533,368
Total assets	$	139,873,704
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	23,787
Commissions and concessions payable		19,028,766
Accounts payable and other accrued liabilities		3,120,955
Payable to affiliates, including $100,532 payable under tax sharing agreement		9,687,832
Deferred compensation plans accrued liabilities		31,122,410
Other liabilities		765,853
Total liabilities		63,749,603
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding)		15,000
Additional paid-in capital		57,439,560
Retained earnings		18,669,541
Total stockholder's equity		76,124,101
Total liabilities and stockholder's equity	$	139,873,704

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

ING Financial Partners, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an indirect, wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Parent"), and ultimately of ING U.S., Inc. ("ING U.S."). Until the date of the ING U.S. initial public offering described below, ING U.S. was a wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

ING divested 25% of ING U.S. on May 7, 2013, in ING U.S.'s initial public offering, and an additional 4% on May 31, 2013 following the exercise by the underwriters in the initial public offering of an option to purchase additional shares. ING Group divested an additional 14% of ING U.S. on October 29, 2013, in a registered offering, reducing its total ownership to 57% as of that date.

On April 11, 2013, ING U.S. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S. announced additional details regarding the operational and legal work to rebrand. Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014, and in May 2014 its Investment Management business will rebrand to Voya Investment Management and its Employee Benefits business will begin using the Voya Financial Brand. Further, in September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and

assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with net realized and unrealized gains and losses, determined using the specific identification method, recognized in earnings. For further discussion regarding Securities Owned, see footnote 7, *Fair Value of Financial Instruments*.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below. Each forgivable note contains a provision for forgiveness of principal and accrued interest if the registered representative meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes into operations as commission expense ratably over the contractual term of the notes. Notes receivable relating to these loan agreements in the amount of $2,138,562 is reported in Notes receivable on the Statement of Financial

Condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2013.

The payback notes are payable by the registered representatives to the broker-dealer and are due at various maturity dates. Notes receivables relating to these loan agreements in the amount of $1,166,690 is reported at December 31, 2013 in Notes receivable on the Statement of Financial Condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2013.

Intangibles

On January 1, 2011, the Company purchased 973 registered representatives, and their related customer accounts from its affiliate, ING Financial Advisers, LLC via a sale of assets. The purpose of this transfer was to consolidate ING's retail broker-dealer activities into one firm. Intangibles are being amortized on a straight-line basis over a period of 9 years and are stated net of accumulated amortization in the amount of $3,307,889 at December 31, 2013, which is reported in intangibles on the Statement of Financial Condition. Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e., carrying amount exceeds the sum of the fair values of the intangible).

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value. Market value is generally determined by quoted prices on national exchanges. Net realized and unrealized gains and losses are reported in the Statement of Income. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect compensation to agents for products sold and advisory services.

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a settlement date basis, which is not materially different from trade date basis. Interest and dividend revenues earned from the underlying securities owned are accounted for on an accrual basis. Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed. Revenues from sales of investment company shares are recognized as earned.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING U.S. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., which provides that, for 2013 and subsequent years, ING U.S. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2013 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 13,797,638
State NOLs	865,375
Other	961,315
Total deferred tax asset	$ 15,624,328
Deferred tax liability:	
Investments	$ 1,929,951
Net deferred tax asset before tax valuation allowance	13,694,377
Less tax valuation allowance	(865,375)
Net deferred tax asset	$ 12,829,002

Valuation allowances are provided when it is considered not more likely than not that deferred tax assets will be realized. The valuation allowance relates to state non-operating losses (NOLs) and state taxes on temporary timing differences. Management believes the remaining deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been set up for the remaining deferred tax asset.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During the first quarter 2013, the IRS completed its examination of ING U.S.'s return through tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

4. Related-Party Transactions

ING U.S., Inc. allocates a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2013 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Additionally, the Company may, at its discretion, allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. Such amounts are included in the Company's 2013 results of operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $28,423,716 is included as a deferred compensation plan investment on the Statement of Financial Condition and is carried at market value. The total of net participant deferrals, which is reflected within deferred compensation plans accrued liabilities on the Statement of Financial Condition, was $31,122,410 at December 31, 2013.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The

potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. In one such regulatory matter, the Company has reached an agreement with FINRA regarding certain email retention and supervision issues that the Company had self-reported. The Company, along with certain affiliates, and FINRA have executed a Letter of Acceptance, Waiver and Consent ("AWC"). It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 65,400,487	$ -	$ -	$ 65,400,487
Securities owned:				
Equities	27,023	-	-	27,023
Limited partnerships	-	-	396,825	396,825
REITS	-	-	44,661	44,661
Deferred compensation plan investment:				
Money market funds	4,626,355	-	-	4,626,355
Mutual funds	23,797,361	-	-	23,797,361
Liabilities:				
Securities sold, not yet purchased				
Municipal bonds	$ -	$ -	$ -	$ -
Equities	23,787	-	-	23,787

The Company assumed the ownership of certain limited partnership shares and REITs as a result of legal settlements. The partnerships, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company, but by their nature are illiquid investments with limited marketability. Therefore, the Company has referenced third-party information, which consists of financial statements providing net asset value, to determine the fair value of the investments as of December 31, 2013. As these securities do not have an active market through which fair value can be determined, the Company has classified the assets as Level 3 as of both 2012 and 2013.

There have been no transfers between levels for the year ended December 31, 2013.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2013, the Company had net capital of $34,256,615, which was $34,006,615 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2013.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2013, the Company was in compliance with all such requirements.